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                             March 11, 2022

       Andrew Thomas
       Chief Executive Officer
       Skkynet Cloud Systems, Inc.
       2233 Argentia Road, Suite 306
       Mississauga , ON
       Canada L5N 2X7

                                                        Re: Skkynet Cloud
Systems, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 25,
2022
                                                            File No. 333-262797

       Dear Mr. Thomas:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Selling Security Holders, page 11

   1. You state that the exercise price of the common stock purchase options range from $0.001 to $0.64 per option.
Please revise to indicate the exercise price of these options, the expiration dates, and
the exemption upon which you relied for the placement of these purchase options. Also,
revise your Use of Proceeds section to indicate the amount you could receive from the
exercise of the options. Finally, provide the disclosure required by
                                                        Item 701 of Regulation
S-K.
 Andrew Thomas
FirstName  LastNameAndrew
Skkynet Cloud  Systems, Inc. Thomas
Comapany
March      NameSkkynet Cloud Systems, Inc.
       11, 2022
March2 11, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Claudia McDowell